Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005

(212) 530-5000

May 29, 2009

Re:	Intelsat, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2008, Filed March 19, 2009

Form 10-Q for the Quarter Ended March 31, 2009, Filed May 13, 2009

File No. 000-50262

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Spirgel:

As discussed on our call with Michael Henderson yesterday afternoon, Michael McDonnell, Chief Financial Officer of Intelsat, Ltd. (the “Company”), has requested, on behalf of the Company, an extension to respond to the comments raised in the Staff’s letter to the Company dated May 26, 2009 relating to the Staff’s review of the above-referenced filings. The Company has requested the extension to ensure that its internal accounting department and external independent auditors have sufficient time to coordinate detailed responses to the Staff’s comments. Mr. Henderson indicated on the call that the Staff would grant the Company an extension of 10 business days to respond to the Staff’s letter. Accordingly, the Company intends to provide a response letter no later than June 23, 2009. The Company very much appreciates the Staff’s flexibility in this regard and we look forward to working with you on this matter.

Sincerely yours,

/s/ Trevor K. Truman

cc:	Michael Henderson, Staff Accountant

Ivette Leon, Assistant Chief Accountant

Michael McDonnell

Phillip Spector

Anita Beier

Arnold B. Peinado, III

Steven Sandretto